SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2007

GENESYS S.A.

(Exact name of registrant as specified in its charter)

Le Triade, 215 rue Samuel Morse, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       .

Genesys Conferencing to Announce
Fourth Quarter and Full Year 2006 Earnings on April 17, 2007

Vienna, Virginia, and Montpellier, France – April 11, 2007 – Genesys Conferencing  (Euronext Eurolist FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, will release financial earnings for the fourth quarter and full year ended December 31, 2006 on April 17, 2007.

Chairman and Chief Executive Officer Francois Legros and Executive Vice President, Chief Financial Officer Andrew Lazarus will also hold an online presentation to discuss the company’s financial performance on Tuesday April 17, 2007 at 11:30 a.m. Eastern Time or 5:30 p.m. Central European Time.

The online presentation may be accessed by joining the live webcast at http://events.webeventservices.com/genesys/2007/04/17

If you are unable to participate during the conference, a replay of the presentation will be available at www.genesys.com.

Genesys Conferencing - Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organisations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

At Genesys Conferencing

Andrew G. Lazarus
Executive Vice President, Chief Financial Officer
Phone: +1 703-749-2500
andrew.lazarus@genesys.com

Marine Pouvreau
Investor Relations Manager
Phone: +1 703-749-2500
marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2007

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer